March 26, 2025

Olivier Taelman
Chief Executive Officer
Nyxoah SA
Rue Edouard Belin 12
B-1435 Mont-Saint-Guibert
Belgium

       Re: Nyxoah SA
           Registration Statement on Form F-3
           Filed March 20, 2025
           File No. 333-285982
Dear Olivier Taelman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jason McCaffrey